April 22, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby

  Joshua Shainess

  Division of Corporate Finance

  Office of Technology

SVF Investment Corp. 3

Amendment No. 1 to Registration Statement on Form S-4

Filed March 23, 2022

File No. 333-262529

Ladies and Gentlemen:

On behalf of our client, SVF Investment Corp. 3, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 14, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Cover Page

1.	We note your response to prior comment 1. Please revise to identify the controlling shareholders or group with specificity.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Post-Combination Company will not be eligible to take advantage of the “controlled company” exception to the corporate governance rules for publicly traded companies. According to Nasdaq Listing Rule 5615(c) and IM-5615-5, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. For a group to exist, the shareholders must have filed a notice that they are acting as a group (e.g., a Schedule 13D). Following the Closing, none of the Symbotic Founder, certain family members of the Symbotic Founder or certain affiliated entities or trusts of the Symbotic Founder or his family members will individually hold over 50% of such voting power, and such persons do not intend to file any notice that they are acting as a group. The Registrant has revised its disclosure in the Letter to SVF 3 Shareholders on the Cover Page and on page 80 of Amendment No. 2 accordingly.

Securities and Exchange Commission

April 22, 2022

Prospectus Summary; The Business Combination and the Merger Agreement, page 1

2.

Revise to state that one of the primary reasons for using the Up-C structure is to allow the holders of New Symbotic Holdings Common Units to retain the tax benefits of owning interests in a pass-through entity while also being able to access public markets. Highlight that such benefits will accrue only to those holders and not the public shareholders, and address the conflicts of interest between certain parties as a result of using this structure.

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xviii, 1 and 60 of Amendment No. 2.

Transaction Summary, page 3

3.

Disclosure on page 4 explains that following the Business Combination, all investors other than current Warehouse unitholders will hold their economic interests through Symbotic Inc. The diagram on page 3 showing the structure of the Post-Combination Company immediately following the closing of the Business Combination is inconsistent with this disclosure. Please revise the diagram and/or the narrative disclosure for clarity.

Response to Comment 3

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 2 to 3 and 225 to 226 of Amendment No. 2.

4.	Revise the diagram and accompanying narrative disclosure to reflect both the economic and voting power expected to be held by each group of securityholders.

Response to Comment 4

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 2 to 4 of Amendment No. 2.

Risk Factors; We depend heavily on principal customers, and therefore, our success is heavily dependent..., page 31

5.

Please revise to further describe the restrictions placed by the Master Automation Agreement with Walmart on your ability to sell or license your products and services to a certain customer. Disclose whether you believe there is a material impact to your business as a result, and include the term of such restrictions. In your response, please tell us the name of such customer and explain further your reference to the customers’ affiliates or dedicated service providers. In addition, revise to clarify what is meant by Walmart’s board observation rights following the Business Combination and explain the purpose of such rights.

Response to Comment 5

The Registrant acknowledges the Staff’s comment and intends to file the Master Automation Agreement as an exhibit to, and further describe such restrictions placed by the Master Automation Agreement (including the time period to which such restrictions apply) in, a future amendment to the Registration Statement. The Registrant and Symbotic further respectfully advise the Staff that, pursuant to Item 601(b)(10)(iv), the Registrant intends to redact the name of the potential customer to which Symbotic is restricted by the Master Automation Agreement from selling or licensing products as the Registrant and Symbotic believe that such information is both (i) not material and (ii) the type of information that Symbotic treats as private and confidential. Specifically, the Registrant and Symbotic do not believe there is a material impact to Symbotic’s business as a result of the restrictions, given the large estimated size of Symbotic’s strategically addressed market and total addressable market, as further discussed on page 180 of Amendment No. 2, which do not include the potential addressable market that is attributable to such potential customer. If requested by the Staff, the Registrant will provide on a supplemental basis an unredacted copy of the Master Automation Agreement, when filed, and will inform the Staff of the name of such potential customer at the time of filing.

Securities and Exchange Commission

April 22, 2022

The Registrant further informs the Staff that, pursuant to agreements between Walmart and Warehouse, Walmart may have, subject to certain conditions and limitations, the right to designate an employee to attend meetings of the board of directors of the Registrant in a nonvoting observer capacity. The Registrant intends to describe such board observation rights in a future amendment to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

6.

We note from your response to prior comment 22 that the reference to “maximum redemption” scenario here differs from similar references in the forepart of the filing, which assume all public shares are redeemed (net of 112,500 shares purchased by SVF 3’s directors and officers). Please consider revising your reference to maximum redemption here so as to avoid any confusion with similar references elsewhere in the filing.

Response to Comment 6

In response to the Staff’s comment, the Registrant has revised the references from “Maximum Redemption” scenario to “Redemptions to Minimum Cash Condition” scenario on page 88 and throughout the section titled “Unaudited Pro Forma Condensed Combined Financial Information” of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 94

7.

Please refer to prior comment 23. Please confirm specifically if the board of directors determines the method of settlement when a unit is redeemed. If not, clarify who does. Tell us how you concluded that the requirement to seek approval by majority shareholder vote, excluding any shares held by holders of New Symbotic Holdings Common Units or Affiliates, ensures that the issuer controls whether to settle unit redemption requests in cash or shares. In this regard, we note that the unitholders control the majority voting and appointment of directors of the Post-Combination Company and the remaining shareholders vote to approve the settlement method. Thus, it would appear that control over the settlement method is retained by both the unitholders and shareholders of the issuer and not the issuer itself. Lastly, to the extent units are settled in cash, please clarify whether payment will be from current cash or assets on hand at the time or explain whether the terms of the agreements specify the source of any cash settlement.

Response to Comment 7

The Registrant acknowledges the Staff’s comment and has agreed to amend the form of New Symbotic Holdings LLC Agreement such that any cash settlement will be paid solely from the proceeds of a secondary offering by the Registrant. Specifically, the Registrant will modify Section 11.01(b) of the New Symbotic Holdings LLC Agreement to remove the shareholder vote on cash settlement of units and add a limitation to the cash used in cash settlements of units to cash raised from offerings of Class A Common Stock.

The Registrant has evaluated the new provision under permanent equity classification guidance from prior Staff statements below, as well as the criteria of paragraph ASC 815-40-25-10 on whether the Registrant could always control whether a redemption is settled in cash or equity. The Staff has previously stated that permanent equity classification is acceptable in circumstances where the issuer has an unconditional right, coupled with present intent and the ability to satisfy the redemption by exchanging the redeemable security for a permanent equity security (considering the requirements of ASC 815-40-25 to ensure that the issuer has the ability to settle in shares) or limiting the redemption to the cash proceeds to be received from a new permanent equity offering, with appropriate disclosure.

In this case, even if the Post-Combination Company was inclined to settle a redemption request in cash, the cash delivered in the exchange is limited by the cash proceeds to be received from a new permanent equity offering through the issuance of Class A Common Stock in accordance with the revised Section 11.01(b) of the New Symbotic Holdings LLC Agreement. As there is no scenario outside of the Post-Combination Company’s control that may result in settlement of the noncontrolling interest in cash in excess of cash proceeds to be received from a new permanent equity offering, the Registrant believes that the noncontrolling interest should be classified as permanent equity, as a cash settlement would in no circumstances result in the use or delivery of existing cash or other assets of the Registrant.

Securities and Exchange Commission

April 22, 2022

Purchases of SVF 3 Shares, page 108

8.

We note your disclosure that SVF 3 will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by the Sponsor, Warehouse and/or their respective affiliates that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Please confirm that you intend to provide investors with sufficient notice of any such arrangements in advance of the extraordinary general meeting. Additionally, revise to confirm that any arrangements entered into by SVF 3 (as opposed to just the Sponsor) will be subject to such disclosure. Finally, to the extent the parties are currently in discussions or are considering arrangements to protect certain investors against potential loss in value of their shares, provide detailed disclosure of the implications of such arrangements to the public shareholders.

Response to Comment 8

The Registrant advises the Staff that it will provide investors with sufficient notice of any arrangements entered into or significant purchases made by the Sponsor, Warehouse and/or their respective affiliates that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions in advance of the extraordinary general meeting. The parties are not currently in discussions or considering arrangements to protect certain investors against potential loss in value of their shares. In response to the Staff’s comment, the Registrant has revised its disclosure on page 109 of Amendment No. 2.

Symbotic’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 187

9.

You attribute the growth in systems revenue for each period presented to the acceptance of certain warehouse automation systems and the commencement of other systems. As it appears that the majority of your revenue growth is from one customer, please revise to indicate as such and include a discussion of the arrangement with such customer and when you anticipate delivery of the remaining deliverables. To the extent you do not anticipate that this revenue growth trend will continue or if you expect material fluctuations in suchtrend, please revise to discuss. Refer to Item 303(b) of Regulation S-K.

Response to Comment 9

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 193 and pages 197 and 198 of Amendment No. 2.

10.

You refer to the increase in headcount as a contributor to the increase in various expense line items. Please revise to disclose the specific changes in, and additions to, headcount that contributed to the increase in each expense.

Response to Comment 10

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 195, 199 and 201 of Amendment No. 2.

Securities and Exchange Commission

April 22, 2022

Unaudited Prospective Financial Information of Symbotic, page 231

11.

We note your response to prior comment 29. Please revise to quantify each of the listed operational assumptions. For example, quantify the amount of revenue generating system sales that is assumed will result from your ongoing discussions with several new prospective customers.

Response to Comment 11

In response to the Staff’s comment, the Registrant has revised its disclosure on page 234 of Amendment No. 2.

12.

We note that your March 10, 2022 Investor Presentation, attached as Exhibit 99.1 to your Form 425, contains financial projections that differ from those set forth in the registration statement. With a view toward revised disclosure, please tell us who prepared these financial projections, why they were prepared, and what consideration was given to disclosing these projections in the registration statement.

Response to Comment 12

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the only difference between the March 10, 2022 Investor Presentation and the financial projections on page 234 of Amendment No. 2 is that the March 10, 2022 Investor Presentation reflects actual instead of estimated revenue, gross profit and adjusted EBITDA for fiscal year 2021. The actual revenue and gross profit for fiscal year 2021 are disclosed on page 188 of Amendment No. 2, and the actual adjusted EBITDA for fiscal year 2021 is disclosed on page 204 of Amendment No. 2. The section titled “Unaudited Prospective Financial Information of Symbotic” discloses information that Warehouse’s management prepared and provided to Warehouse’s board of managers, Warehouse’s financial advisors and SVF 3 in connection with the evaluation of the Business Combination. Because Symbotic did not have audited financial statements for fiscal year 2021 at such time, estimated figures were provided. Accordingly, the Registrant has included estimated rather than actual revenue, gross profit and adjusted EBITDA on page 234 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences; Consequences of the Domestication to U.S. Holders F Reorganization, page 274

13.

Given tax counsel’s opinion that the Domestication “should” qualify as a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code, please provide supplemental disclosure describing the degree of uncertainty. Additionally, expand your risk factor disclosure on page 57 cautioning that the Domestication “may result in adverse tax consequences for holders of SVF 3 ordinary shares” to describe the actual consequences if the Domestication does not receive the intended tax treatment.

Response to Comment 13

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 59 and 277 of Amendment No. 2. The Registrant further respectfully advises the Staff that its disclosure on the tax treatment of the Domestication and level of discussion regarding the degree of uncertainty in the Registration Statement is consistent with that provided in registration statements by other issuers contemplating a similar domestication.

Certain Relationships and Related Party Transactions, page 297

14.

Please provide us with your legal analysis as to why Walmart, Inc. is not a related party and why corresponding disclosure under Item 404(a) is not required. Your analysis should address Walmart’s current security holdings of Symbotic, Walmart’s expected security ownership in the post-combination company, Walmart’s expected board observation rights, and Symbotic’s dependency on Walmart.

Securities and Exchange Commission

April 22, 2022

Response to Comment 14

The Registrant acknowledges the Staff’s comment and, in addition to the disclosure described above in Response to Comment 5, intends to provide disclosure under Item 404(a) with respect to Walmart in a future amendment to the Registration Statement.

Unaudited Interim Financial Statements of Warehouse Technologies LLC and Subsidiaries Note 3. Revenue, page F-28

15.

We note your response to prior comment 32. Please revise, here and on page F-50, to explain how the timing of satisfaction of your performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. Refer to ASC 606-10-50-9.

Response to Comment 15

In response to the Staff’s comment, the Registrant has revised its disclosure on pages F-29 and F-50 of Amendment No. 2.

16.

We note your response and disclosure revisions to prior comment 36. It is unclear how disclosure that 92% of your revenue will be recognized over the next 8 years complies with ASC 606-10-50-13. In this regard, you disclose in your revenue forecasts that your existing $5.4 billion backlog is non-changeable with scheduled orders. As such, please revise to quantify your remaining performance obligations using time bands that are more meaningful and appropriate to inform a reader of when you expect to recognize revenue for your remaining performance obligations. Also, please revise to disclose, both here and on page 180, that a substantial majority of your remaining performance obligations consist primarily of one customer as stated in your response.

Response to Comment 16

In response to the Staff’s comment, the Registrant has revised its disclosure on pages F-29 and F-51 of Amendment No. 2 to quantify Symbotic’s remaining performance obligations using time bands that are more meaningful and appropriate to inform a reader of when Symbotic expects to recognize revenue for its remaining performance obligations. Additionally, the Registrant has revised its disclosure on pages 182, F-29 and F-51 to disclose that a substantial majority of Symbotic’s remaining performance obligations consist primarily of one customer.

Audited Consolidated Financial Statements of Warehouse Technologies LLC and Subsidiaries Note 2. Summary of Significant Accounting Policies Concentrations of Credit Risk and Significant Customers, page F-45

17.

We note your response to prior comment 33. Please note that ASC 275-10-50-18(a) requires disclosure of all concentrations relating to the volume of business transacted with a particular customer that meets the criteria of ASC 275-10-50-16. Therefore, revise to provide disclosure of the concentration of counterparties existing in your accounts receivable separately for each customer. Also, if true, revise to clarify that the Company is not aware of any specific event or circumstance that would result in a material adverse impact to the results of operations as well as your liquidity and financial condition.

Securities and Exchange Commission

April 22, 2022

Response to Comment 17

In response to the Staff’s comment, the Registrant has revised its disclosure on pages F-30 and F-44 of Amendment No. 2.

Revenue Recognition, page F-45

18.	We note your response to prior comment 34 and the related disclosure revisions. Please address the following:

•	Tell us the amount or percentage of revenue from term based licenses. Revise to disclose the amount of revenue from term based licenses or state that revenue from such licenses is immaterial.

•

Disclosure on page 180 indicates that you charge an annual software and support subscription fee that is required to use the Symbotic system and that your system consists of three parts: the initial system, annual software license subscription and ongoing support services. Please revise to reconcile this disclosure to the information in your response and revised revenue policy disclosure.

•

On page 179, you disclose that you intend to expand your product suite to increase your potential value to existing customers and to attract new customers. Please tell us and revise to disclose whether these future products are included in your support and maintenance arrangements. If so, tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

•	Disclose the typical term of the technical support, update and upgrades agreement as indicated in your response.

Response to Comment 18

In response to the Staff’s comment:

•

the Registrant (a) respectfully advises the Staff that, for each of fiscal year 2019, fiscal year 2021 and the first quarter of fiscal year 2022, revenue resulting from term-based licenses was less than 1% of total revenue and, for fiscal year 2020, revenue resulting from term-based licenses was less than 2% of total revenue and (b) has revised its disclosure on pages 190 and F-46 of Amendment No. 2 to state that revenue from term-based licenses is immaterial;

•	the Registrant has revised its disclosure on page 182 of Amendment No. 2 to clarify the three parts of Symbotic’s system;

•

the Registrant has revised its disclosure on page 181 of Amendment No. 2 to disclose that the future products anticipated in Symbotic’s product suite are not included within its current support and maintenance arrangements; and

•	the Registrant has revised its disclosure on pages 190 and F-46 of Amendment No. 2 to disclose the typical term of Symbotic’s software subscriptions.

General

19.	Please refer to prior comment 39. Please revise to also disclose the exchange ratio of Interim Symbotic Common Units to be issued in exchange for Warehouse Units.

Response to Comment 19

The Registrant advises the Staff that, in connection with the Company Reorganization, each holder of outstanding units of Warehouse will receive, in exchange for their Warehouse Units, a number of Interim Symbotic Common Units equal to the amount the holder would have been entitled to receive had the Equity Value been distributed in cash based on the distribution waterfall as set forth in the Fifth Amended and Restated Limited Liability Company Agreement of Warehouse, dated as of April 30, 2021, divided by $10.00. The Registrant has clarified such disclosure in the Letter to SVF 3 Shareholders on the Cover Page and on pages xv and 5 of Amendment No. 2.

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Securities and Exchange Commission

April 22, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3124, Jeffrey D. Marell at (212) 373-3105 or Austin S. Pollet at (628) 432-5118.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc:	Securities and Exchange Commission Rebekah Lindsey Kathleen Collins

SVF Investment Corp. 3 Ioannis Pipilis Navneet Govil

Paul, Weiss, Rifkind, Wharton & Garrison LLP Jeffrey D. Marell Austin S. Pollet